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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                         Regeneration Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    75886N100
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /x/ Rule 13d-1(c)
                                / / Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 001084102                 13G                        Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Frederick R. Adler

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) / /

                                     (b) / /

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES                          278,572 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING                        1,215,055 shares
     PERSON
      WITH          7  SOLE DISPOSITIVE POWER

                                     278,572 shares

                    8 SHARED DISPOSITIVE POWER

                                     1,215,055 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,493,627 (includes 242,573 shares and 2,125 options to purchase shares held by the Adler Family Trust and 962,557 shares and 7,800 options to purchase shares held by Euro-America-II, L.P. which Mr. Adler may be deemed to beneficially own.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES
                                       / /
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.9%

12  TYPE OF REPORTING PERSON


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CUSIP NO. 001084102                 13G                        Page 3 of 5 Pages


Item 1(a)   NAME OF ISSUER:

         Regeneration Technologies, Inc.

Item 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         One Innovation Drive
         Alachua, Florida 32615

Item 2(a)   NAME OF PERSON FILING:

         See Item 1 of the cover pages attached hereto

Item 2(b)   Address of Principal Business Office, or if none, residence:

         One Innovation Drive
         Alachua, Florida 32615

Item 2(c)   CITIZENSHIP:

         See Item 4 of the cover pages attached hereto

Item 2(d)   TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.001

Item 2(e)   CUSIP NUMBER:

            75886N100

Item 3            Not Applicable


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CUSIP NO. 001084102                 13G                        Page 4 of 5 Pages

Item 4   OWNERSHIP:

               (a) Amount beneficially owned: See Item 9 of the cover pages attached hereto

               (b) Percent of Class: See Item 11 of the cover pages attached hereto

               (c)  See Items 5 through 8 of the cover pages attached hereto

Item 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable

Item 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable

Item 7   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

               Not Applicable

Item 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable

Item 9   NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable

Item 10  CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. 001084102                 13G                        Page 5 of 5 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2001


                                       /s/ Frederick R. Adler
                                       ----------------------
                                       Frederick R. Adler